Exhibit 99.1

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CNinsure Reports First Quarter 2011 Unaudited Financial Results
— Quarterly Basic and Diluted EPS from Continuing Operations up 21.3% and 22.6%
Year-over-Year, Respectively —
GUANGZHOU, May 23, 2011 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.1
Financial Highlights:
Highlights for First Quarter 2011
•	Total net revenues: RMB313.7 million (US$47.9 million), representing an increase of 28.3% from the corresponding period of 2010.

•	Operating Income: RMB88.7 million (US$13.6 million), representing an increase of 33.8% from the corresponding period of 2010.

•
Net income from continuing operations: RMB80.1 million (US$12.2 million), representing an increase of 23.1% from the corresponding period of 2010. After incorporating net income from discontinued operations[2] of RMB157.3 million (US$24.0 million), total net income was RMB237.4 million (US$36.3 million), representing an increase of 240.0% from the corresponding period of 2010.

•
Excluding net income from discontinued operations, investment income incurred by business combination achieved in stages, net of tax and share-based compensation expense, adjusted net income attributable to the Company’s shareholders (non-GAAP): RMB81.1 million (US$12.4 million), representing an increase of 36.4% from the corresponding period of 2010.

•
Basic and diluted net income per American Depositary Share (“ADS”): RMB4.796 (US$0.732) and RMB4.693 (US$0.717), respectively, representing an increase of 224.9% and 228.4%, respectively, from the corresponding period of 2010.

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5483 to US$1.00, the effective noon buying rate as of March 31, 2011 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

[2]
Following the sale of Beijing Datong Investment Management Co., Ltd. (“Datong”), a company primarily engaged in the distribution of life insurance products, to Winner Sight Global Limited, an affiliated entity of Warburg Pincus LLC, the Company is required to present its financial results on a continuing and discontinued basis. Profits and losses related to Datong are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

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•
Basic and diluted net income per ADS from continuing operations: RMB1.665 (US$0.254) and RMB1.629 (US$0.249), respectively, representing an increase of 21.3% and 22.6%, respectively, from the corresponding period of 2010.

•
Basic and diluted net income per ADS from discontinued operations: RMB3.131 (US$0.478) and RMB3.064 (US$0.468), respectively, representing an increase of 2,913.7% and 2,945.8%, respectively, from the corresponding period of 2010.

Commenting on the first quarter financial results, Mr. Yinan Hu, CNinsure’s chairman and chief executive officer, stated, “Despite a slower insurance sector growth, the Company continued to deliver solid results, with our property and casualty (“P&C”) insurance business and life insurance business, in particular, growing 31.7% and 35.0% year over year, respectively, in terms of net revenues in the first quarter of 2011.
“First quarter of 2011 kicked off a year of internal restructuring for the Company, with a focus on streamlining operations, unifying corporate culture, optimizing profit models and strengthening organization development at subsidiary levels. We sold Datong to concentrate our resources on developing other life insurance business units. Meanwhile, we finalized our strategic plan for the development of e-commerce insurance business in the next three years in an effort to explore the fast-growing e-commerce insurance market in China. In addition, we established one affiliated insurance agency with national operating license and are in the process of establishing another one with a goal to integrate our P&C and life insurance subsidiaries in due course.
“We still see tremendous opportunities in the burgeoning financial services market in China. I believe that the internal restructuring will place the Company on a more solid base for future business expansion. Currently, we have built seven profit centers and are committed to building a three-dimensional distribution structure that will encompass online sales, telemarketing and on-the-ground sales force. With our capital strength and leading position in the professional insurance intermediary sector, we are well prepared to capitalize on the opportunities and turn CNinsure’s long-term vision into reality.”
Financial Results for the First Quarter Ended March 31, 2011
Total net revenues for the first quarter ended March 31, 2011 were RMB313.7 million (US$47.9 million), representing an increase of 28.3% from RMB244.5 million for the corresponding period of 2010. The increase was primarily driven by (i) the growth of the sales volume and commission rate of the property and casualty insurance business and (ii) the growth of renewal life insurance policies.
Total operating costs and expenses were RMB225.0 million (US$34.4 million) for the first quarter of 2011, representing an increase of 26.3% from RMB178.2 million for the corresponding period of 2010.
Commissions and fees expenses were RMB153.5 million (US$23.4 million) for the first quarter of 2011, representing an increase of 30.2% from RMB117.9 million for the corresponding period of 2010. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.

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Selling expenses were RMB18.7 million (US$2.9 million) for the first quarter of 2011, representing an increase of 60.2% from RMB11.7 million for the corresponding period of 2010, primarily due to sales growth and increased headcount and salary in sales outlets.
General and administrative expenses were RMB52.8 million (US$8.1 million) for the first quarter of 2011, representing an increase of 8.7% from RMB48.6 million for the corresponding period of 2010. The increase was primarily attributable to the following:
(1)
an increase of 107.4% in amortization of intangible assets from RMB3.3 million for the first quarter of 2010 to RMB6.7 million (US$1.0 million) for the first quarter of 2011, largely as a result of the acquisitions made since the second quarter of 2010;

(2)
an increase of 72.7% in depreciation of fixed assets from RMB3.0 million for the first quarter of 2010 to RMB5.2 million (US$0.8 million) for the first quarter of 2011, largely as a result of the operation of the upgraded IT system in more affiliated entities in the first quarter of 2011;

(3)
an increase of 22.8% in payroll expense from RMB18.2 million for the first quarter of 2010 to RMB22.3 million (US$3.4 million) for the first quarter of 2011, largely as a result of the raise in salary for employees starting from the first quarter of 2011.

This increase in the general and administrative expenses was offset by a decrease of 154.1% in share-based compensation expenses from RMB4.5 million for the first quarter of 2010 to a credit of RMB2.5 million (negative US$0.4 million) for the first quarter of 2011, as a result of stock option forfeiture as various directors, officers and employees failed to meet certain key performance targets in 2010.
As a result of the foregoing factors, operating income was RMB88.7 million (US$13.6 million) for the first quarter of 2011, representing an increase of 33.8% from RMB66.3 million for the corresponding period of 2010. Operating margin was 28.3% for the first quarter of 2011, compared to 27.1% for the corresponding period of 2010.
Interest income for the first quarter of 2011 was RMB8.7 million (US$1.3 million), representing an increase of 39.6% from RMB6.2 million for the corresponding period of 2010.
Income tax expense for the first quarter of 2011 was RMB20.4 million (US$3.1 million), representing a decrease of 4.3% from RMB21.3 million for the corresponding period of 2010. The effective income tax rate applicable to the Company was 20.7% for the first quarter of 2011, compared to 25.7% for the corresponding period of 2010. The decrease was primarily attributable to a tax holiday enjoyed by an affiliated subsidiary of the Company since the second quarter of 2010.
Net income from continuing operations was RMB80.1 million (US$12.2 million) for the first quarter of 2011, representing an increase of 23.1% from RMB65.1 million for the corresponding period of 2010. Net margin for the continuing operations was 25.5% for the first quarter of 2011 compared to 26.6% for the corresponding period of 2010.

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Net income from discontinued operations was RMB157.3 million (US$24.0 million) for the first quarter of 2011, mainly representing a disposal gain from the sale of Datong. Net income from discontinued operations was RMB4.7 million for the first quarter of 2010, representing net income from operations of Datong contributed to the group.
Total net income was RMB237.4 million (US$36.3 million) for the first quarter of 2011, representing an increase of 240.0% from RMB69.8 million for the corresponding period of 2010.
Net income attributable to the Company’s shareholders was RMB240.8 million (US$36.8 million) for the first quarter of 2011, representing an increase of 257.6% from RMB67.3 million for the corresponding period of 2010.
Excluding net income from discontinued operations, investment income incurred by business combination achieved in stages, net of tax and share-based compensation expenses, net income attributable to the Company’s shareholders (non-GAAP) was RMB81.1 million (US$12.4 million) for the first quarter of 2011, representing an increase of 36.4% from RMB59.5 million from the corresponding period of 2010.
Basic net income per ADS from continuing operations was RMB1.665 (US$0.254) for the first quarter of 2011, representing an increase of 21.3% from RMB1.372 for the corresponding period of 2010. Fully diluted net income per ADS from continuing operations was RMB1.629 (US$0.249) for the first quarter of 2011, representing an increase of 22.6% from RMB1.328 from the corresponding period of 2010.
Basic net income per ADS from discontinued operations was RMB3.131 (US$0.478) for the first quarter of 2011, representing an increase of 2,913.7% from RMB0.104 for the corresponding period of 2010. Fully diluted net income per ADS from discontinued operations was RMB3.064 (US$0.468) for the first quarter of 2011, representing an increase of 2,945.8% from RMB0.101 from the corresponding period of 2010.
Basic net income per ADS was RMB4.796 (US$0.732) for the first quarter of 2011, representing an increase of 224.9% from RMB1.476 for the corresponding period of 2010. Fully diluted net income per ADS was RMB4.693 (US$0.717) for the first quarter of 2011, representing an increase of 228.4% from RMB1.429 for the corresponding period of 2010.
Fully diluted non-GAAP net income per ADS was RMB1.581 (US$0.241), representing an increase of 25.3% from RMB1.262 for the corresponding period of 2010.
As of March 31, 2011, the Company had RMB2.3 billion (US$351.5 million) in cash and cash equivalents.

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Recent Developments:
•
On May 20, 2011, the Company’s Board of Directors approved the establishment of a trust fund for employees and sales agents to invest in investment products, including but not limited to, the Company’s stocks on the open market, the shares of the Company’s affiliated subsidiaries, or low risk wealth management products. The trust fund will be under custody by a third party custodian and will be funded by advances from the Company. Such advances will be settled by employees and sales agents, who are the beneficiaries of the trust fund, over the benefit period.

•
On May 16, 2011, the Company announced that its Board of Directors had received a preliminary non-binding proposal letter dated May 14, 2011, from TPG Asia V MU, Inc., Kingsford Resources Limited, a company controlled by Mr. Yinan Hu, chairman of the Board of Directors and chief executive officer of the Company, and entities affiliated with him (collectively, the “Founder”), and CDH Inservice Limited (“CDH”), to acquire all of the outstanding ordinary shares of the Company, other than certain ADSs or ordinary shares held by the Founder and CDH, in a going private transaction for $19.00 per ADS, or $0.95 per ordinary share, in cash, subject to certain conditions.

•
On April 29, 2011, CNinsure entered into a strategic partnership agreement with Tianping Auto Insurance Co., Ltd., pursuant to which, both parties agree to work closely on auto insurance distribution, outsourcing of claims adjusting services and other business such as online product distribution.

•
On April 28, 2011, the Company’s board of directors approved the grant of options to purchase an aggregate of 28,400,000 ordinary shares of the Company to various directors, officers and employees. The exercise price of these options is US$0.734 per ordinary share, equal to the closing price of the Company’s ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). The options granted will vest over a four-year period starting from March 31, 2012.

•
On April 19, 2011, Fanhua Shiji Insurance Sales Co., Ltd (“Fanhua Shiji”), which will be engaged in the distribution of property & casualty insurance business, was granted an insurance agency license for nation-wide operation by the China Insurance Regulatory Commission. Fanhua Shiji, which is still in the process of completing the procedures for its establishment, will be indirectly wholly-owned by CNinsure through its affiliated subsidiaries. It will have a registered capital of RMB50 million and headquartered in Shenzhen. Previously, CNinsure obtained a nationwide operating license for one affiliated life insurance agency which is indirectly wholly owned by CNinsure through its affiliated subsidiaries.

•
As of March 31, 2011, CNinsure’s distribution and service network consisted of 534 sales and services outlets operating in 23 provinces, compared to 519 sales and service outlets[3] operating in 23 provinces as of March 31, 2010. CNinsure had 44,253 sales agents and 1, 367 professional claims adjustors as of March 31, 2011, compared to 36,014 sales agents[4] and 1,421 professional claims adjustors as of March 31, 2010.

[3]	Excluding the sales outlets of Datong.

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•
On March 25, 2011, CNinsure completed the sale of its 55% equity interest in Datong to Winner Sight Global Limited, an affiliated entity of Warburg Pincus LLC. The cash consideration for the sale was approximately USD63.69 million, representing a P/E multiple of 26 times based on Datong’s net profit in 2010. In addition, Datong agreed to pay a cash dividend of RMB10 million exclusively to CNinsure.

•
On March 25, 2011, CNinsure announced that it plans to invest a total of RMB500 million from 2011 to 2013 to build up its e-commerce insurance platform. Approximately 80% of the investment will be spent on marketing and advertising, and approximately 20% on the construction of the IT infrastructure and call center. Currently, the platform is under construction which has incurred expenses amounting to RMB1.6 million expenses, primarily related to research and development (“R&D”) and payroll for the e-commerce insurance platform R&D professionals.

•
Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the first quarter of 2011 each contributed 66.0%, 21.5% and 12.5% of the Company’s total net revenues, respectively, compared to 64.3%, 20.5%, 15.2%[5] in the corresponding period of 2010.

•
On December 3, 2010, CNinsure’s board of directors approved a corporate share repurchase program, authorizing up to US$100 million in ADS repurchases by June 30, 2011. Currently, the Company had repurchased 486,370 ADS for an aggregate price of approximately US$7.7 million on the open market.

Business Outlook
CNinsure expects its net income attributable to the Company’s shareholders, excluding investment income incurred by business combination achieved in stages and the estimated strategic spending on e-commerce insurance, to grow by approximately 18% in the second quarter 2011 compared to the corresponding period of 2010. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.

[4]	Excluding the sales agents of Datong.

[5]	Excluding the operations of Datong;

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Conference Call
The Company will host a conference call to discuss the first quarter 2011 results at
Time: 9:00 pm Eastern Daylight Time on May 23, 2011
or 9:00 am Beijing/Hong Kong Time on May 24, 2011
The dial-in numbers:

United States:	+1-866-549-1292

United Kingdom:	0808-234-6305

Canada:	+1-866-8691-825

Singapore:	800-852-3576

Taiwan:	0080-185-6004

Hong Kong & Other Areas:	+852-3005-2050

China (Mainland):	400-681-6949
Password: 885507#
A replay of the call will be available for 30 days as follows:
+852-3005-2020       (Hong Kong & other areas)
PIN number: 142589#
Additionally, a live and archived web cast of this call will be available at:
http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

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Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of May 23, 2011, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
About Non-GAAP Financial Measures
In addition to CNinsure’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including 1) non-GAAP net income attributable to shareholders, representing net income attributable to shareholders excluding net income from discontinued operations, net of tax, investment income incurred by business combination achieved in stages, net of tax and share-based compensation expenses, and 2) diluted non-GAAP net income per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP financial measures to non-GAAP financial measures” set forth at the end of this release.
The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the net income from discontinued operations, net of tax and share-based compensation expenses in the first quarter of 2011 and the corresponding period of 2010, and investment income net of tax in the first quarter of 2010, which were significant in the first quarter of 2011 and the corresponding period of 2010.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2010	2011	2011
	RMB	RMB	US$
ASSETS:

Current assets:
Cash and cash equivalents	1,924,884	2,301,771	351,507
Restricted cash	9,177	7,681	1,173
Short term investment	—	45,492	6,947
Accounts receivable, net	243,175	155,883	23,805
Insurance premium receivables	92	424	65
Other receivables	67,034	57,612	8,798
Deferred tax assets	5,691	3,785	578
Amounts due from related parties	40,000	—	—
Other current assets	12,372	12,202	1,863

Total current assets	2,302,425	2,584,850	394,736

Non-current assets:
Property, plant, and equipment, net	102,175	87,308	13,333
Goodwill	1,154,373	1,037,985	158,512
Intangible assets, net	145,653	123,596	18,875
Deferred tax assets	6,755	1,808	276
Investment in affiliates	139,116	141,363	21,588
Other non-current assets	3,959	3,708	566

Total non-current assets	1,552,031	1,395,768	213,150

Total assets	3,854,456	3,980,618	607,886

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2010	2011	2011
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB75,285 and RMB66,803 (US$10,202) as of December 31, 2010 and March 31, 2011, respectively)	89,573	72,420	11,059
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,364 and RMB1,800 (US$275) as of December 31, 2010 and March 31, 2011, respectively)	1,364	1,800	275
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB52,725 and RMB39,613 (US$6,049) as of December 31, 2010 and March 31, 2011, respectively)	93,460	79,057	12,073
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB27,158 and RMB22,101 (US$3,375) as of December 31, 2010 and March 31, 2011, respectively)	31,237	27,188	4,152
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB32,134 and RMB20,531 (US$3,135) as of December 31, 2010 and March 31, 2011, respectively)	34,927	27,280	4,166
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB7,800 and Nil as of December 31, 2010 and March 31, 2011, respectively)	37,800	—	—

Total current liabilities	288,361	207,745	31,725

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2010	2011	2011
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities (including non-current portion of other tax liabilities of the consolidated VIEs without recourse to CNinsure Inc. of Nil and Nil as of December 31, 2010 and March 31, 2011, respectively)	5,519	8,569	1,309
Deferred tax liabilities (including non-current portion of deffered tax liabilities of the consolidated VIEs without recourse to CNinsure Inc. of Nil and Nil as of December 31, 2010 and March 31, 2011, respectively)	43,513	38,112	5,820

Total non-current liabilities	49,032	46,681	7,129

Total liabilities	337,393	254,426	38,854

Ordinary shares	7,649	7,642	1,167
Additional paid-in capital	2,261,849	2,249,638	343,545
Statutory reserves	136,681	133,147	20,333
Retained earnings	738,165	982,543	150,046
Accumulated other comprehensive loss	(83,360)	(85,031)	(12,985)

Total CNinsure Inc. shareholders’ equity	3,060,984	3,287,939	502,106

Noncontrolling interests	456,079	438,253	66,926

Total equity	3,517,063	3,726,192	569,032

Total liabilities and equity	3,854,456	3,980,618	607,886

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2010	2011	2011
	RMB	RMB	US$
Net revenues:
Commissions and fees	244,471	313,374	47,856
Other service fees	29	352	54

Total net revenues	244,500	313,726	47,910

Operating costs and expenses:
Commissions and fees	(117,937)	(153,496)	(23,441)
Selling expenses	(11,653)	(18,670)	(2,851)
General and administrative expenses	(48,596)	(52,827)	(8,067)

Total operating costs and expenses	(178,186)	(224,993)	(34,359)

Income from operations	66,314	88,733	13,551
Other income, net:
Investment income	10,230	—	—
Interest income	6,215	8,677	1,325
Others, net	104	853	130

Income from continuing operations before income taxes and income of affiliates and discontinued operations	82,863	98,263	15,006
Income tax expense	(21,289)	(20,375)	(3,111)
Share of income of affiliates	3,500	2,247	343

Net income from continuing operations	65,074	80,135	12,238

Net income from discontinued operations, net of tax	4,741	157,253	24,014

Net income	69,815	237,388	36,252

Less: net gain (loss) attributable to noncontrolling interests	2,466	(3,456)	(528)

Net income attributable to the Company’s shareholders	67,349	240,844	36,780

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations-(Continued)
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2010	2011	2011
	RMB	RMB	US$
Net income per share:

Basic:

Net income from continuing operations	0.069	0.083	0.013
Net income from discontinued operations	0.005	0.157	0.024

Net income	0.074	0.240	0.037

Diluted:

Net income from continuing operations	0.066	0.082	0.012
Net income from discontinued operations	0.005	0.153	0.024

Net income	0.071	0.235	0.036

Net income per ADS: Basic:

Net income from continuing operations	1.372	1.665	0.254
Net income from discontinued operations	0.104	3.131	0.478

Net income	1.476	4.796	0.732

Diluted:

Net income from continuing operations	1.328	1.629	0.249
Net income from discontinued operations	0.101	3.064	0.468

Net income	1.429	4.693	0.717

Shares used in calculating net income per share:

Basic	912,497,726	1,004,365,726	1,004,365,726
Diluted	942,535,742	1,026,497,371	1,026,497,371

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Cash Flow
(In thousands)

	For The Three Months Ended March 31,
	2010	2011	2011
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	69,815	237,388	36,252
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	6,065	7,208	1,101
Amortization of acquired intangible assets	3,577	6,741	1,029
Allowance for doubtful receivables	780	(1,243)	(190)
Compensation expenses associated with stock options	4,542	(2,457)	(375)
Loss (gain) on disposal of property, plant and equipment	(90)	33	5
Gain on disposal of subsidiaries	—	(157,253)	(24,014)
Investment income	(10,230)	—	—
Share of income of affiliates	(3,500)	(2,247)	(343)
Deferred taxes	(293)	(22,111)	(3,377)
Changes in operating assets and liabilities	(16,535)	51,949	7,933
Net cash generated from operating activities	54,131	118,008	18,021

Cash flows from investing activities:
Addition in other investments	(325)	(45,242)	(6,909)
Purchase of property, plant and equipment	(3,590)	(2,210)	(337)
Proceeds from disposal of property and equipment	315	116	18
Acquisition of subsidiaries, net of cash acquire	(46,297)	—	—
Repayments to related parties	(17,231)	—	—
Decrease (increase) in restricted cash	(9,337)	1,496	228
Proceeds from disposal of subsidiaries, net of cash	(2,527)	394,463	60,239
Net cash generated from (used in) investing activities	(78,992)	348,623	53,239

Cash flows from financing activities:
Payment for contingent consideration	(85,380)	(100,000)	(15,271)
Acquisition of additional interest in a subsidiary	(2,410)	—	—
Increase in capital injection by noncontrolling interests	800	1,687	258
Repayments from related parties	126	20,000	3,054
Proceeds on exercise of stock options	—	3,962	605
Repurchase of ordinary shares	—	(13,722)	(2,096)
Net cash used in financing activities	(86,864)	(88,073)	(13,450)

Net increase (decrease) in cash and cash equivalents	(111,725)	378,558	57,810
Cash and cash equivalents at beginning of period	1,457,890	1,924,884	293,952
Effect of exchange rate changes on cash and cash equivalents	16	(1,671)	(255)

Cash and cash equivalents at end of period	1,346,181	2,301,771	351,507

Interest paid	—	—	—
Income taxes paid	21,969	36,669	5,600

IR-119
CNinsure Inc.
Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures
(In RMB in thousands, except shares and per share data)

	Three Months Ended March 31, 2010
	GAAP	<1>	<2>	<3>	Non-GAAP

Net income attributable to the Company’s shareholders	67,349	(7,673)	(4,741)	4,542	59,477

Shares used in calculating diluted net income per ADS	942,535,742	—	—	—	942,535,742

Diluted net income per ADS	1.429	(0.163)	(0.101)	0.096	1.261

	Three Months Ended March 31, 2011
	GAAP	<2>	<3>	Non-GAAP

Net income attributable to the Company’s shareholders	240,844	(157,252)	(2,457)	81,135

Shares used in calculating diluted net income per ADS	1,026,497,371	—	—	1,026,497,371

Diluted net income per ADS	4.693	(3.064)	(0.048)	1.581

<1>	Investment income incurred by business combination achieved in stages, net of tax;

<2>	Net income from discontinued operations income, net of tax;

<3>	Share-based compensation expense.

IR-119
For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net
Source: CNinsure Inc.